                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                             VINLAND PROPERTY TRUST
                                (NAME OF ISSUER)

                  SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  927 449 108
                                 (CUSIP NUMBER)

                                DAVID E. MILLER
                                280 PARK AVENUE
                           EAST BUILDING, 20TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 949-5000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                     RECEIVE NOTICES AND COMMUNICATIONS)

                        PERIOD ENDING AUGUST 23, 1995
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.        927 449 108



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Lucy N. Friedman, S.S. # ###-##-####

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,339,843

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,591,093
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,339,843

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,591,093

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,591,093

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

         IN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   927 449 108

- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John A. Doyle, S.S. # ###-##-####

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  157,000

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  157,000

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     157,000

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.26%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


            IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  927 449 108



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tarragon Partners, Ltd., E.I.N. 75-2340088

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

        WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  102,500

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  102,500

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     102,500

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   927 449 108



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tarragon Capital Corporation, E.I.N. 75-2340089

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  148,750

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  148,750

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     148,750

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.1%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             VINLAND PROPERTY TRUST

                             CUSIP NO. 927 449 108

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended to read as follows:

This amendment relates to the shares of beneficial interest, no par value (the "Shares"), of Vinland Property Trust, a California real estate investment trust ("VPT"), and amends the statement of Schedule 13D filed on July 19, 1995. The principal executive offices of VPT are located at One Turtle Creek Village, 3878 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of Lucy N. Friedman, John A. Doyle, Tarragon Capital Corporation, and Tarragon Partners, Ltd. (collectively, the "Reporting Persons").

The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Lucy N. Friedman is a director of Tarragon Realty Advisors, Inc., and John A. Doyle and Lucy N. Friedman each owns fifty percent (50%) of the stock of Tarragon Realty Advisors, Inc.

(I) Lucy N. Friedman is a United States citizen with a business address at 280 Park Avenue, East Building - 20th Floor, New York, New York 10017. Lucy N. Friedman's present occupation is Executive Director of the Victims Services Agency in New York, New York. Lucy Friedman is the wife of William S. Friedman who is the President and a Trustee of VPT.

(II) Tarragon Capital Corporation is a corporation organized and existing under the laws of the State of Texas. Tarragon Capital Corporation's principal business activity is investment in other business ventures. The principal place of business and principal office of Tarragon Capital Corporation is 280 Park Avenue, East Building - 20th Floor, New York, New York 10017.

(III) Tarragon Partners, Ltd. is a partnership organized and existing under the laws of the State of Texas. Tarragon Partners, Ltd.'s principal activity is investment in stocks and real estate. William S. Friedman and Lucy N. Friedman are the limited partners. Tarragon Capital Corporation is the general partner. The principal place of business and principal office of Tarragon Partners, Ltd. is 280 Park Avenue, East Building - 20th Floor, New York, New York 10017.

(IV) John A. Doyle is a United States citizen with a business address of 280 Park Avenue, East Building - 20th Floor, New York, New York 10017. His present occupation is Chief Financial Officer and Chief Operating Officer of VPT and National Income Realty Trust. He also serves as a trustee of VPT; Director, President, Chief Operating Officer and 50% shareholder of Tarragon Realty Advisors, Inc.; President and Chairman of the Board of Investors General Acquisitions Corp.; Director, President and Chief Executive Officer of Garden Capital Incorporated.

The following is a list of each executive officer and director of Tarragon Capital Corporation:

           NAME                                      POSITIONS(S)
           ----                                      ------------
           John A. Doyle                             President
           Lucy N. Friedman                          Director and Secretary
           Tanya E. Friedman                         Director and Vice President
           Ezra H. Friedman                          Director and Vice President

Information with respect to Lucy N. Friedman is disclosed in (I) above.

Information with respect to John A. Doyle is disclosed in (IV) above.

Tanya E. Friedman's business address is 883 Guerrero Street, San Francisco, California 94110. Tanya E. Friedman is the adult daughter of Lucy and William Friedman and is currently a public school teacher. Tanya E. Friedman is a citizen of the Unites States of America.

Ezra H. Friedman's business address is 10 Magazine Street, Cambridge, Massachusetts 02139. Ezra H. Friedman is the adult son of Lucy and William Friedman and is currently a Graduate Fellow in Economics at Massachusetts Institute of Technology. Ezra H. Friedman is a citizen of the United States of America.

During the last five (5) years, (i) none of the persons enumerated in (I) through (IV) above have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF FUNDS.

Funds were provided from the working capital of Tarragon Partners, Ltd.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended to read as follows:

The purpose of the acquisition of 65,000 shares by Tarragon Partners, Ltd. is for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      Share Ownership.

After giving affect to the transaction set forth in sub part (c) below the following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             SHARES OWNED DIRECTLY

                                                   NUMBER OF        PERCENT OF
         NAME                                      SHARES           CLASS (1)
         ----                                      ----------       ------------
         Lucy N. Friedman                          1,339,843        19.4%
         Tarragon Capital Corporation                148,750         2.1%
         Tarragon Partners, Ltd.                     102,500         1.5%
         John A. Doyle                               157,000         2.2%
                                                   ---------        -----

         TOTAL                                     1,748,093        25.2%


                           SHARES OWNED BENEFICIALLY

                                                   NUMBER OF        PERCENT OF
         NAME                                      SHARES           CLASS (1)
         ----                                      ----------       ------------
         Lucy N. Friedman (2) (3) (4)              1,591,093        22.9%
         Tarragon Capital Corporation                148,750         2.1%
         William S. Friedman (2) (4) (5)           1,591,093        22.9%
         Tarragon Partners, Ltd. (4)                 102,500         1.5%
         John A. Doyle                               157,000         2.2%

         Total shares beneficially owned
         by Reporting Persons                      1,748,093        25.2%

         ------------------------

         (1) Percentage calculations are based upon 6,960,034 Shares outstanding at July 7, 1995.

         (2) May be deemed to be the beneficial owner of Shares held directly by Tarragon and Capital Corporation by virtue of the relationship described in Item 2.

         (3) Lucy N. Friedman's daughter, Tanya E. Friedman, owns 38,750 Shares. Tanya E. Friedman has complete control over the Shares owned by her and such shares are not included in Lucy Friedman's.

         (4) May be deemed to be the beneficial owner of Shares held by Tarragon Partners, Ltd. by virtue of the relationship described in Item 2.

         (5) Includes 1,339,843 shares owned by William S. Friedman's wife, Lucy N. Friedman. Mrs. Friedman has complete control over the Shares owned by her and Mr. Friedman disclaims beneficial ownership of such shares.

                 ------------------------

(b)      Voting and Dispositive Power.

Lucy N. Friedman has the sole power to vote and disposition power over the 1,339,843 Shares held directly by her and shared power to vote and dispose of the 148,750 Shares held by Tarragon Capital Corporation and the 102,500 Shares held by Tarragon Partners, Ltd.

John A. Doyle has the sole power to vote and disposition power over the 157,000 Shares held by him.

(c)      Transactions in Securities.

The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

  REPORTING PERSON                  DATE         NO. OF SHARES     PRICE PER SHARE       TYPE OF TRANSACTION
- --------------------             ---------       -------------     ---------------       -------------------
Lucy N. Friedman                  05/16/95           14,500            1.13                   Open Market
                                                                                              Transaction

                                  07/07/95           20,000            1.13                   Open Market
                                                                                              Transaction

John A. Doyle                     05/16/95           14,500            1.13                   Open Market
                                                                                              Transaction

                                  07/07/95           20,000            1.13                   Open Market
                                                                                              Transaction

Tarragon Partners, Ltd.           08/22/95           65,000            1.13                   Open Market
                                                                                              Transaction



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of the date of this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:   September 6, 1995

TARRAGON CAPITAL CORPORATION

By: /s/ JOHN A. DOYLE                             WILLIAM S. FRIEDMAN
_______________________________                 ____________________________________
        John A. Doyle, President                  William S. Friedman*, in his capacity as
                                                   attorney-in-fact for Lucy N. Friedman

                                                   *  Signed by William S. Friedman pursuant to a Power
                                                       of Attorney granted by Lucy N. Friedman
TARRAGON PARTNERS, LTD.

By:  Tarragon Capital Corporation
     Its General Partner

By:  JOHN A. DOYLE                               JOHN A. DOYLE
_______________________________                 ___________________________________
     John A. Doyle, President                    John A. Doyle